Comcast Corporation 1500 Market Street Philadelphia, PA 19102-2148 215.665.1700 Tel 215.981.7790 Fax www.comcast.com

November 5, 2004

Via EDGAR and Facsimile

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Larry Spirgel (Mail Stop 0407)

Re:	Comcast Corporation Form S-3 SEC File No. 333-119161

Ladies and Gentlemen:

        Comcast Corporation, a Pennsylvania corporation (the “Company”), hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Company’s Registration Statement on Form S-3 (as amended, the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:00 p.m. on Tuesday, November 9, 2004, or as soon thereafter as practicable.

        In connection with this request, we acknowledge to the Securities and Exchange Commission (the “Commission”) that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the staff from continuing to comment on the adequacy and accuracy of the disclosure in the filing or from taking any action with respect to the filing, and we represent that we will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By: /s/ William E. Dordelman William E. Dordelman Vice President — Finance

J.P. MORGAN SECURITIES INC.
277 Park Avenue
New York, NY 10172

November 5, 2004

Re:	Comcast Corporation Registration Statement on Form S-3 Registration File No. 333-119161

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir/Madam:

        In accordance with Rule 461 of the Securities Act of 1933, as amended, we hereby join in the request of Comcast Corporation for acceleration of the effective date of the above-mentioned Registration Statement so that it becomes effective at 4:00 p.m., Eastern Standard Time on Tuesday, November 9, 2004, or as soon thereafter as practicable.

Very truly yours,

J.P. MORGAN SECURITIES INC.

By: /s/ David A. Seaman Name: David A. Seaman Title: Managing Director